Filed by Tele Centro Oeste Celular Participações S.A.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Tele Centro Oeste Celular Participações S.A.

Commission File No. 333-110080

THE FOLLOWING ARE MATERIALS FILED WITH THE BRAZILIAN SECURITIES AND
EXCHANGE COMMISSION (COMISSÃO DE VALORES MOBILIÁRIOS) AND MADE PUBLIC BY THE
COMPANY RELATING TO THE PROPOSED MERGER OF SHARES (INCORPORAÇÃO DE AÇÕES) OF
TELE CENTRO OESTE PARTICIPAÇÕES S.A. WITH TELESP CELULAR PARTICIPAÇÕES S.A.

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     These materials may contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

     The forward-looking statements in these materials are subject to a number of risks and uncertainties, including, but not limited to, changes in technology, regulation, the global cellular communications marketplace and local economic conditions. These forward-looking statements relate to, among other things, management strategy and the timetable for the merger of shares.

     Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.

     These statements reflect our current expectations. In light of the many risks and uncertainties surrounding this marketplace, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

     Investors and security holders are urged to read the prospectus regarding the strategic business combination transaction that Telesp Celular Participações S.A. has filed with the U.S. Securities and Exchange Commission as part of its Registration Statement on Form F-4 because it contains important information. Investors and security holders may obtain a free copy of these materials and other documents filed by Telesp Celular Participações S.A. and Tele Centro Oeste Celular Participações S.A with the Commission at the Commission’s website at www.sec.gov. These materials may also be obtained for free from Telesp Celular Participações S.A.

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EXHIBITS

Exhibit
Number	Description

1	Notice of Material Fact.

EXHIBIT 1

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
public company

AND

TELESP CELULAR PARTICIPAÇÕES S.A.
public company

Notice of Material Fact

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A. (“TCO”) and TELESP CELULAR PARTICIPAÇÕES S.A. (“TCP” and, together with TCO, the “Companies”) hereby provide the following information with respect to the merger of shares of TCO into TCP for conversion of TCO into TCP’s wholly-owned subsidiary (“Merger of Shares”):

As of this date, the Brazilian Securities and Exchange Commission (“CVM”) decided to postpone, for 15 days, the date for the holding of the shareholders’ meetings which will deliberate regarding the Merger of Shares, in order to be able to obtain further information allowing it to determine the legality of the transaction, under the terms of article 124, §5º, II of the Corporations Law.

On Monday (December 8), the Companies provided information to the CVM, through which they confirmed that the Merger of Shares had been prepared, structured and disclosed as required by the applicable laws and confer equitable treatment to all shareholders involved in such transaction. The Companies are confident that the CVM, by the end of the period of postponement of the meetings, will declare the Merger of Shares to be lawful.

[Text deleted.]

All the remaining terms and conditions of the Merger of Shares remain unchanged. However, the deadline to exercise the option to convert TCP preferred shares into common shares (“Conversion”) has been extended. The new deadline is January 6, 2004, for exercising the conversion option before the Companhia Brasileira de Liquidação e Custódia - CBLC, and December 30, 2003, for exercising the conversion option before Banco ABN Amro Real S.A.

Finally, the Companies inform that the documents supporting the Merger of Shares (protocol, justification and appraisal reports, among others), continue to be available from TCP’s website (www.telespcelular.com.br) [text deleted]. A copy of such material is also available from CVM’s website (www.cvm.gov.br) and from BOVESPA’s website (www.bovespa.com.br). The Companies’ shareholders who wish to consult and review such documents will be able to do it at the Companies’ headquarters, provided that they shall set a date and time for the visit, with the respective Investor Relations departments of TCP (telephone (011) 5105-1182) and of TCO (telephone (061) 3962-7701).

São Paulo, December 11, 2003

TELE CENTRO OESTE CELULAR
TELESP CELULAR PARTICIPAÇÕES S.A.	PARTICIPAÇÕES S.A.
Fernando Abella	Luis André Carpintero Blanco

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